Exhibit 6.17

Broker-Dealer Mutual Referral Agreement

Required Information and Summary
Effective Date:	October 27, 2025
Broker-Dealer Name:	DealMaker Securities LLC
“Abbreviation” Name:	DMS
Domiciled:	New York
“Type” of Entity:	LLC
DMS Representative Name:	Mat Goldstein
Representative Title:	Chief Executive Officer
Physical Address:	30 East 23rd Street, 2nd Floor, New York, NY 10010
Work Number:
Mobile Number:	647 236 9021
Email:	mgoldstein@dealmakersecurities.com
Counterparty:	OpenDeal Broker LLC
Counterparty Address:	149 5th Avenue, 10th Floor, New York, NY 10010
Counterparty Representative Name:	Ian Epstein
Counterparty Email:	ian.epstein@thecapitalr.co
Work Number:
Mobile Number:	646-799-2689
Counterparty Banking Information:	Bank Account Name: OpenDeal Broker LLC Bank: TBD Address: TBD ABA Routing #: TBD Bank Account #: TBD
Broker-Dealer Banking Information:	Invoice to including banking information
Cash Fee Sharing Agreement:	1/4 vs 3/4 (origination vs attribution)

Confidential and Proprietary

This Referral Agreement ("Agreement") is made and entered into this October 27, 2025 by and between DealMaker Securities LLC, a Limited Liability Company (“DMS”), and OpenDeal Broker LLC, a New York State limited liability company (“Counterparty”). Both DMS and Counterparty (each, a “Broker-Dealer” and together, the “Broker-Dealers”) are members in good standing of the Financial Industry Regulatory Authority (“FINRA”) and both are registered as broker or dealer under the Securities Exchange Act of 1934 as of this date and throughout the duration of this Agreement. DMS and Counterparty shall each be a “Party” to this Agreement and collectively the “Parties” hereunder.

WHEREAS, DMS operates a private marketplace (“DMS Marketplace”) where Broker-Dealers and other capital markets participants may access opportunities to assist DMS clients in raising capital in private placements (“DMS Issuers”);

AND WHEREAS Counterparty is a FINRA-licensed Broker-Dealer authorized to undertake or participate in private and/or public placements for clients undertaking such offerings (“Counterparty Issuers”, either a DMS Issuer or a Counterparty Issuer, an “Issuer”);

AND WHEREAS Counterparty wishes to participate in DMS Marketplace and place capital for DMS Issuers, and DMS may be able to place capital for Counterparty Issuers;

AND WHEREAS, the Parties agree to share fees related to the transactions contemplated herein, subject to the conditions and terms more particularly described below.

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and agreements hereinafter set forth, the Parties hereto agree as follows:

1.	With respect to DMS Issuers, Counterparty shall be eligible to receive a portion of the Net Fee earned by DMS from such DMS Issuers in connection with investment proceeds attributable to the efforts of Counterparty (“Counterparty Proceeds”).

2.	With respect to Counterparty Issuers, DMS shall be eligible to receive a portion of the Net Fee earned by Counterparty for such Counterparty Issuers in connection with investment proceeds attributable to the efforts of DMS (“DMS Proceeds”).

3.	The “Net Fee” as such term is used herein (included on Appendix A) is limited to such fees that are actually received by a Broker-Dealer in respect of proceeds attributable as described above in paragraphs 1 and 2, in all cases as reduced by FINRA and SIPC fees if/as required and for greater certainty, excludes any setup, reimbursements, or other non-commission fees payable by the Issuer.

4.	All fees due to DMS or Counterparty hereunder will be paid within thirty (30) business days of the end of a distribution or final distribution during which the other Party has actually received such fees (the “Receiving Party”), provided that the Receiving Party has sufficient information, as determined by Receiving Party in its sole discretion, to determine the Net Fee. The Parties will not be obligated to one another for any fees unless and until the fees regarding a transaction or assignment have been received by the Broker-Dealer. Fees shall be paid to the accounts listed in the Summary Table.

5.	Updates to Appendix A, when mutually approved by the appropriate executive of each DMS and Counterparty, shall be defined as a “Proposed Collaboration”. To the extent that fees are received by DMS or Counterparty from a collaboration that has not previously been listed on Appendix A, the firm that is the recipient of the fee will make the determination in good faith as to whether the fee is subject to sharing with the other Party under the terms of this Agreement. Each of Counterparty and DMS shall have a reasonable right to audit the books and records of the other and the respective counterparty, during normal business hours and upon reasonable notice, solely to determine whether an investment has occurred such that investment proceeds are attributable to either Party and the materially relevant factors used to determine the Net Fees payable thereon. To the extent that a specific fee allocation has not been set forth on Appendix A, the allocation will be seventy-five (75%) percent of the Net Fee to the Broker-Dealer party to whom attribution credit is attributed in respect of such investment proceeds.

DealMaker Securities – Mutual Referral Agreement

Confidential and Proprietary

6.	If activities under this Agreement require a Broker-Dealer to make regulatory filings, the Parties agree to share necessary information regarding such filing, however each Party shall be responsible for their own filings.

7.	The Parties agree to share any due diligence memoranda or other prepared due diligence materials with respect to a Joint Collaboration, for the purpose of facilitating the services described herein.

8.	All supervision of securities-related activities of DMS are subject to review by DMS’s Chief Compliance Officer; and all supervision of securities-related activities of Counterparty is entirely the responsibility of Counterparty’s Chief Compliance Officer.

9.	Nothing contained in this Agreement shall be construed as a partnership or joint venture between or among DMS on the one hand, and Counterparty on the other hand.

10.	Each Party to this Agreement has all necessary authorization to perform the acts contemplated herein including all applicable regulatory approvals.

11.	Each Party to this Agreement agrees to maintain all information received from the other Party pursuant to this Agreement in confidence, and each Party agrees not to use any such information for any purpose, or disclose any such information to any person, except as permitted or required by applicable laws, rules and FINRA regulations.

12.	This Agreement may be terminated by either Party with or without cause by written notice to the other Party, effective five days after receipt by the addressee or such later date as may be specified in such notice. The termination of this Agreement, shall not affect: (a) any compensation from an investment that is subject to paragraphs 1 or 2 herein (“Investment”) and entered into during the term of the Agreement; (b) either Party’s obligation to pay the other Party its portion of such Investment fees if the fees are received prior to the date of termination or in the future after the completion of that Investment, as the case may be; (c) the Indemnification Provisions set forth herein; (d) the choice of governing law, choice of forum and waiver of jury by trial provisions described below; and (e) any other provision deemed to survive termination of the Agreement, all of which shall remain operative and in full force and effect.

13.	Upon termination of this Agreement, the Broker Dealer (the “Introducing BD”) that first introduced an Issuer or a potential client (the “Introduced Entity”), including those documented on updated Appendix A in the form which is attached to this Agreement, shall (i) have the right to continue working with that Introduced Entity, (ii) each Broker-Dealer shall have the right to receive the sharing of fees as per this Agreement for the initial Investment, (iii) the Introducing BD shall have the sole right to any right of first refusal or the like and client fees accruing from any tail period contained in the Broker-Dealer’s agreement with client.

14.	This Agreement may not be assigned by any Party without the prior written consent of such other Party(ies).

DealMaker Securities – Mutual Referral Agreement

Confidential and Proprietary

15.	Each Party will defend, indemnify and hold harmless the other Party and its affiliates, their respective partners, members, security holders, directors, officers, agents, advisors, representatives and employees (each, an “Indemnified Party”) against any and all loss, liability, claim, damage and expense whatsoever (including reasonable attorneys’ and accountants’ fees and including the costs of investigating any event) (“Losses”) arising out of or based upon facts which would constitute the Indemnifying Party’s willful misconduct, gross negligence, bad faith, or any material breach or violation of, any misrepresentation or inaccuracy in or any failure to perform any representation, warranty, covenant or agreement set forth in this Agreement.

16.	This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York and other applicable federal securities laws. All controversies, which may arise between the Parties concerning this Agreement, shall be exclusively determined by arbitration in the FINRA New York office, by and in accordance with, the then existing Code of Arbitration Procedure of FINRA. Any award rendered pursuant to the terms and conditions set forth herein shall be final and binding which shall be the sole tribunals in which any party may institute legal proceedings against the other party arising from any dispute hereunder.

17.	The Parties hereby waive any right to trial by jury of any claim, demand, action or cause of action arising under this Agreement or in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or the transactions related hereto in each case whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise. The Parties hereby agree and consent that any such claim, demand, action or cause of action, including enforcement of a FINRA determination pursuant to the applicable provision above, shall be decided by court trial without a jury and that each Party may file an original counterpart of a copy of this Agreement with any court as written evidence of the consent of the parties hereto to the waiver of their right to trial by jury.

18.	Under expiration or termination of this Agreement, the parties shall have no further rights or obligations hereunder, except for those arising under Paragraph 1, Paragraph 2, Paragraph 3, Paragraph 4, Paragraph 8, Paragraph 11, Paragraph 12, Paragraph 13, Paragraph 14, Paragraph 15, Paragraph 16, and Paragraph 17 respectively, which shall survive any such expiration or termination for the respective periods set forth therein.

19.	This Agreement, together with any Appendixes, incorporates the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all previous understandings or agreements, written or oral, should they exist with respect thereto.

DealMaker Securities – Mutual Referral Agreement

Confidential and Proprietary

IN WITNESS WHEREOF, the Parties cause this Agreement to be executed as of the day and year first above written.

Agreed and accepted.

Counterparty: OPENDEAL BROKER, LLC

By:	/s/ Ian Epstein
Name:	Ian Epstein, Chief Executive Officer

DEALMAKER SECURITIES, LLC

By:	/s/ Mat Goldstein
Name:	Mat Goldstein, Chief Executive Officer

DealMaker Securities – Mutual Referral Agreement

Confidential and Proprietary

Appendix A

Covered Transactions

This list to be updated from time to time by the mutual agreement of the authorized Counterparty and DMS representative.

Proposals and decisions must be in writing or via email.

Date Submitted and Broker- Dealer Introducing the Client	Proposed Collaborations (Description of Activity)	Decision by DMS and Counterparty Regarding Approved or Declined for Proposed Collaboration and Percentage Fee
		Net Fee	Agreed to Percentage of Net Fee to be Paid to DealMaker and Counterparty[1]	Agreement Date and Initialed Approval by DMS Principal	Agreement Date and Initialed Approval by Counterparty Principal
As an example: 03/15/2020 submitted by DealMaker	As an example: Company XYZ – private placement of US$20 million	8%	1/4 (2%) payable to DMS 3/4 (6%) payable to Republic	09/21/2022 Goldstein’s initials	09/21/2022 Counterparty Principal’s initials
11/02/2022 submitted by DealMaker	RYSE Reg A+	7%	1% of funds raised on Republic to be paid to DMS	2022-11-07 Mat Goldstein	2022-11-07 Gerard Visci
10/27/2025 submitted by DealMaker	Central Roro (aka Atari Hotels) Reg A+	8%	1% of funds raised on Republic to be paid to DMS	2025-10-27 Mat Goldstein	2025-10-27 Ian Epstein

Notes:

1 - This percentage breakdown will apply regardless of whether the “Net Fee” payable by the client increases or decreases.

Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.